Extraordinary General Meeting of Cellect Biotechnology Ltd.

Date: August 30, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

	For	Against	Abstain
1. To elect Niv Same as an external director for a three-year term commencing on the date of his election at the Meeting.	☐	☐	☐

	Yes	No
1A. Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here Please Date Above

Please Sign Here Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Cellect Biotechnology Ltd.
to be held August 30, 2018
For Holders as of August 2, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on August 27, 2018.

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on August 27, 2018)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 2, 2018** at the **Extraordinary General Meeting of the Shareholders of Cellect Biotechnology Ltd.** to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak on **August 30, 2018** at 11:00 A.M. Israel time, and at any adjournments or postponements thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903